Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Six Months
	Ended June 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
RATIO OF EARNINGS TO FIXED CHARGES
Fixed Charges:
Interest expensed and capitalized	2,207,275	1,831,667	2,214,635	3,480,646	4,395,353	2,775,848
Amortized premiums, discounts and capitalized expenses related to indebtedness	-	-	-	-	-	43
Total fixed charges	2,207,275	1,831,667	2,214,635	3,480,646	4,395,353	2,775,891

Earnings:
Add:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(26,719,421)	1,478,299	8,950,868	10,249,792	(17,063,319)	7,642,643
Fixed charges	2,207,275	1,831,667	2,214,635	3,480,646	4,395,353	2,775,891
Less:
Interest capitalized	1,044,012	-	-	-	-	-
Total earnings (losses)	(25,556,158)	3,309,966	11,165,503	13,730,438	(12,667,966)	10,418,534

Ratio
Earnings to fixed charges	-	1.8	5.0	3.9	-	3.8

NOTE:	For the six months ended June 30, 2017 and the year ended December 31, 2013, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $2.2 million and $4.4 million, respectively.